UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2020

 GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Televisa Reports Second Quarter 2020 Results
Consolidated

•	Revenues reached Ps.22.4 billion
•	Operating Segment Income (“OSI”) margin reached 35.8%
•	Standard & Poor´s and Fitch Ratings ratified Televisa’s BBB+ ratings
•	Strong demand for connectivity services due to social distancing policies
•	Other Businesses segment significantly impacted by the shut down of the economy

Cable

•	Record growth of 494 thousand Revenue Generating Units (“RGUs”)
•	New record in broadband RGUs net adds of 252 thousand for a single quarter
•	Strong top line growth of 10.7% and OSI growth of 4.1%
•	Launched izzi Móvil, a MVNO (Mobile Virtual Network Operator)

Sky

•	72 thousand new broadband RGUs reaching over 500 thousand
•	5th consecutive quarter of growth in video RGUs after adding 20 thousand
•	Revenues grew 3.1%, the fastest pace of growth in 13 quarters
•	OSI resumed growth, reaching Ps.2.3 billion

Content

•	Audience growth y-o-y of 18%[1] in our flagship network
•	Advertising revenue drop of 33.1% due to shut down of economy
•	Revenues were down 16.3% and OSI margin reached 30.9%
•	Savings from cost and expenses reduction program of Ps.462 million

Earnings Call Date and Time: Wednesday, July 8, 2020, at 10:00 A.M. ET.

Conference ID # is 8059865

From the U.S.: +1 (877) 850 2115                                                             From Mexico: 800 926 9157
International callers: +1 (478) 219 0648                                                    Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 13:00 ET on July 8 through midnight on July 22.

1 Source: Nielsen. P4+, Monday to Sunday, 16:30 to 23:00

Consolidated Results

Mexico City, July 7, 2020 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2020. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2020 and 2019, in millions of Mexican pesos:

	2Q’20	Margin	2Q’19	Margin	Change
		%		%	%
Net sales	22,407.2	100.0	24,307.6	100.0	(7.8)
Net income	1,989.4	8.9	1,263.4	5.2	57.5
Net income attributable to stockholders of the Company	1,739.5	7.8	919.1	3.8	89.3
Segment net sales	24,131.2	100.0	25,339.5	100.0	(4.8)
Operating segment income (1)	8,636.3	35.8	9,856.4	38.9	(12.4)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net sales decreased by 7.8% to Ps.22,407.2 million in second-quarter 2020 compared with Ps.24,307.6 million in second-quarter 2019. This decrease was mainly attributable to a decline in Advertising sales and in Other Businesses. Operating segment income decreased by 12.4% to Ps.8,636.3 million with a margin of 35.8%, due to the decline in operating segment income of Content and Other Businesses segments.

Net income attributable to stockholders of the Company increased to Ps.1,739.5 million in second-quarter 2020 compared to Ps.919.1 million in second-quarter 2019.

The net increase of Ps.820.4 million reflected:

i.	a Ps.2,179.6 million decrease in finance expense, net; and
ii.	a Ps.94.4 million decrease in net income attributable to non-controlling interests.

These favorable variances were partially offset by:

i.	a Ps.1,251.4 million decrease in operating income before depreciation and amortization and other expense, net;
ii.	a Ps.154.9 million increase in depreciation and amortization;
iii.	a Ps.10.5 million increase in other expense, net;
iv.	a Ps.26.2 million decrease in share of income of associates and joint ventures, net; and
v.	a Ps.10.6 million increase in income taxes.

Second-quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2020 and 2019, for each of our business segments. Consolidated results for second-quarter 2020 and 2019 are presented in millions of Mexican pesos.

Net Sales	2Q’20%		2Q’19%		Change %
Cable	11,308.8	46.9	10,215.7	40.3	10.7
Sky	5,514.7	22.9	5,348.1	21.1	3.1
Content	6,740.6	27.9	8,050.0	31.8	(16.3)
Other Businesses	567.1	2.3	1,725.7	6.8	(67.1)
Segment Net Sales	24,131.2	100.0	25,339.5	100.0	(4.8)
Intersegment Operations[1]	(1,799.8)		(1,252.7)
Net Sales	22,331.4		24,086.8		(7.3)
Held-for-sale Operations [2]	75.8	n/a	220.8	n/a	(65.7)
Net Sales	22,407.2		24,307.6		(7.8)

Operating Segment Income[3]	2Q’20	Margin %	2Q’19	Margin %	Change %
Cable	4,656.5	41.2	4,473.7	43.8	4.1
Sky	2,321.4	42.1	2,305.6	43.1	0.7
Content	2,080.8	30.9	2,928.3	36.4	(28.9)
Other Businesses	(422.4)	(74.5)	148.8	8.6	n/a
Operating Segment Income	8,636.3	35.8	9,856.4	38.9	(12.4)
Corporate Expenses	(366.0)	(1.5)	(439.2)	(1.7)	16.7
Depreciation and Amortization	(5,234.1)	(23.4)	(5,079.2)	(20.9)	(3.0)
Other Expense, net	(293.5)	(1.3)	(283.0)	(1.2)	(3.7)
Intersegment Operations	(19.9)	(0.1)	(16.7)	(0.1)	(19.2)
Held-for-sale Operations [2]	(29.6)	n/a	71.7	n/a	n/a
Operating Income	2,693.2	12.0	4,110.0	16.9	(34.5)
1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 The assets and related liabilities of the Radio business are classified as held for sale in the Company’s consolidated statement of financial position as of June 30, 2020 and December 31, 2019. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as held-for-sale operations for the quarters ended June 30, 2020 and 2019. The sale of the Radio business was concluded on July 2nd, 2020.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

Total net additions for the quarter were approximately 494.1 thousand RGUs. Quarterly growth was mainly driven by record broadband net additions of 252.2 thousand and voice net additions of 214.5 thousand. Video net additions increased by 27.4 thousand. The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2020 and 2019.

RGUs	2Q’20 Net Adds	2Q’20	2Q’19
Video	27,420	4,335,478	4,387,007
Broadband	252,174	5,069,277	4,640,275
Voice	214,528	3,998,047	3,385,387
Total RGUs	494,122	13,402,802	12,412,669

Second-quarter sales increased by 10.7% to Ps.11,308.8 million compared with Ps.10,215.7 million in second-quarter 2019 driven by solid net additions in broadband and voice.

Second-quarter operating segment income increased by 4.1% to Ps.4,656.5 million compared with Ps.4,473.7 million in second-quarter 2019. Margin decreased by 260 basis points to 41.2% due to a number of reasons, such as strong growth in our lower-margin packages that are bundled with OTT services, promotions around fixed line portability, and promotions to drive a higher adoption of automatic recurring payments.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for second-quarter 2020 and 2019.

MSO Operations (1) Millions of Mexican pesos	2Q’20	2Q’19	Change %
Revenue	9,928.9	9,216.8	7.7
Operating Segment Income	4,174.3	4,059.8	2.8
Margin (%)	42.0	44.0

Enterprise Operations (1) Millions of Mexican pesos	2Q’20	2Q’19	Change %
Revenue	1,789.0	1,412.8	26.6
Operating Segment Income	625.9	521.9	19.9
Margin (%)	35.0	36.9

(1)	These results do not include consolidation adjustments of Ps.409.1 million in revenues nor Ps.143.7 million in operating segment income for second quarter 2020, neither the consolidation adjustments of Ps.413.9 million in revenues nor Ps.108.0 million in operating segment income for second quarter 2019. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Second-quarter sales and operating segment income in our MSO operations increased by 7.7% and 2.8%, respectively. Second-quarter sales and operating segment income in our Enterprise operations increased by 26.6% and 19.9%, respectively.

On June 20th we launched izzi Móvil, an MVNO (Mobile Virtual Network Operation) that will use the network of Altan (Red Compartida project).

Sky

During the quarter, Sky continued growing its broadband business after adding 72.0 thousand broadband RGUs reaching a total of 502.4 thousand broadband RGUs. In addition, Sky added 19.7 thousand video RGUs. This is the 5th consecutive quarter of video RGU net additions.

The following table sets forth the breakdown of RGUs per service type for Sky as of June 30, 2020 and 2019.

RGUs	2Q’20 Net Adds	2Q’20	2Q’19
Video	19,693	7,457,162	7,393,726
Broadband	72,017	502,429	238,361
Voice	(107)	945	1,329
Total RGUs	91,603	7,960,536	7,633,416

Second-quarter sales increased by 3.1% to Ps.5,514.7 million compared with Ps.5,348.1 million in second-quarter 2019, mainly explained by the growth in broadband RGUs.

Second-quarter operating segment income increased by 0.7%, reaching Ps.2,321.4 million compared with Ps.2,305.6 million in second-quarter 2019. The margin was 42.1%.

Content

Second-quarter sales decreased by 16.3% to Ps. 6,740.6 million compared with Ps.8,050.0 million in second-quarter 2019.

Millions of Mexican pesos	2Q’20%		2Q’19%		Change %
Advertising	2,922.2	43.3	4,370.3	54.3	(33.1)
Network Subscription	1,400.7	20.8	1,206.0	15.0	16.1
Licensing and Syndication	2,417.7	35.9	2,473.7	30.7	(2.3)
Net Sales	6,740.6		8,050.0		(16.3)

Advertising

Second-quarter Advertising sales decreased by 33.1% to Ps.2,922.2 million compared with Ps.4,370.3 million in second-quarter 2019. The decrease in sales is explained by a significant deterioration in the Mexican economy due to COVID-19 that resulted in a reduction of advertising budgets in many categories, such as Food and Beverage, Retail, Telecom, Travel, and Out-of-Home Entertainment.

Network Subscription

Second-quarter Network Subscription sales increased by 16.1% to Ps.1,400.7 million compared with Ps.1,206.0 million in second-quarter 2019. This growth is mainly related to the increase in the price we charge our affiliate distributors for our pay TV networks and to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues.

Licensing and Syndication

Second-quarter Licensing and Syndication sales decreased by 2.3% to Ps.2,417.7 million from Ps.2,473.7 million in second-quarter 2019. We estimate that royalties from Univision reached U.S.$79.7 million in second-quarter 2020 compared to U.S.$99.6 million in second-quarter 2019. This decrease in royalties is mainly explained by the impact that COVID-19 had in advertising budgets in the US. The depreciation of the Mexican peso partially compensated the decrease in royalties.

Second-quarter operating segment income decreased by 28.9% to Ps.2,080.8 million compared with Ps.2,928.3 million in second-quarter 2019. This decrease is mainly explained by the drop in advertising sales. The margin was 30.9%.

Other Businesses

Second-quarter sales decreased by 67.1% to Ps.567.1 million compared with Ps.1,725.7 million in second-quarter 2019. The decrease is mainly explained by a decline in revenues in our soccer, gaming, publishing and film distribution businesses due to the measures triggered by the outbreak of COVID-19, which included the suspension of activities in some businesses of this segment, including gaming and sports.

Second-quarter operating segment loss was Ps.422.4 million compared with an income of Ps.148.8 million in second-quarter 2019.

Corporate Expense

Corporate expense decreased by Ps.73.2 million, or 16.7%, to Ps.366.0 million in second-quarter 2020, from Ps.439.2 million in second-quarter 2019. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense in second-quarter 2020 and 2019 amounted to Ps.193.9 million and Ps.251.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.10.5 million, or 3.7%, to Ps.293.5 million in second-quarter 2020, from Ps.283.0 million in second-quarter 2019. The favorable change in cash Other expense, net, reflected primarily a one-time cash reimbursement in connection to Imagina Media Audiovisual, S.L., a former associate of the Company, partially offset by higher non-recurring severance expenses, and higher expenses related to legal and financial advisory professional services.

The increase in non-cash Other expense, net, reflected primarily a higher loss on disposition of property and equipment.

The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the three months ended June 30, 2020 and 2019.

Other income (expense), net	2Q’20	2Q’19
Cash	3.2	(257.6)
Non-cash	(296.7)	(25.4)
Total	(293.5)	(283.0)

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2020 and 2019.

	2Q’20	2Q’19	(Increase) decrease
Interest expense	(2,885.1)	(2,576.3)	(308.8)
Interest income	451.8	349.0	102.8
Foreign exchange gain, net	2,351.2	325.0	2,026.2
Other finance expense, net	(6.8)	(366.2)	359.4
Finance expense, net	(88.9)	(2,268.5)	2,179.6

Finance expense, net, decreased by Ps.2,179.6 million, to Ps.88.9 million in second-quarter 2020 from Ps.2,268.5 million in second-quarter 2019.

This favorable change reflected primarily:

(i)
a Ps.2,026.2 million increase in foreign exchange gain, net, resulting primarily from the favorable effect of a 3.5% appreciation of the Mexican peso against the U.S. dollar in second-quarter 2020 compared with a 1.2% appreciation in second-quarter 2019, on a higher average net U.S. dollar liability position;

(ii)	a Ps.359.4 million decrease in other finance expense, net, resulting from a lower loss in fair value of our derivative contracts in second-quarter 2020; and

(iii)	a Ps.102.8 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents in second-quarter 2020.

These favorable variances were partially offset by a Ps.308.8 million increase in interest expense, primarily due to a higher average principal amount of debt in second-quarter 2020.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.26.2 million, or 16.0%, to Ps.137.6 million in second-quarter 2020 from Ps.163.8 million in second-quarter 2019. This decrease reflected mainly a lower share of the estimated income of Univision Holdings, Inc. (“UHI”), the controlling company of Univision Communications Inc., which was partially offset by a higher share of income of Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company in Mexico, Central America and Colombia, primarily in connection with a share of income related to the period in which we classified OCEN as a current asset held for sale.

Share of income of associates and joint ventures, net, for the second-quarter 2020, includes primarily our share of income of UHI and OCEN.

Income Taxes

Income taxes increased by Ps.10.6 million, or 1.4%, to Ps.752.5 million in second-quarter 2020 compared with Ps.741.9 million in second-quarter 2019. This increase reflected a higher income tax base, primarily in connection with the appreciation of the Mexican peso against the U.S. dollar in second-quarter 2020, which effect was offset by a lower effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.94.4 million, or 27.4%, to Ps.249.9 million in second-quarter 2020, compared with Ps.344.3 million in second-quarter 2019. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment.

Capital Expenditures

During second-quarter 2020, we invested approximately U.S.$196.4 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for second-quarter 2020 and 2019.

Capital Expenditures Millions of U.S.$	2Q’20	2Q’19
Cable	135.9	187.3
Sky	53.8	38.0
Content and Other Businesses	6.7	14.3
Total	196.4	239.6

For the full year 2020, we maintain our guidance in capital expenditures is in the range of U.S.$750 million to U.S.$800 million.

Debt, Lease Liabilities and Other Notes Payable

The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of June 30, 2020 and December 31, 2019. Amounts are stated in millions of Mexican pesos.

	June 30, 2020	December 31, 2019	Increase (decrease)
Current portion of long-term debt	617.0	491.9	125.1
Long-term debt, net of current portion	153,204.7	120,444.7	32,760.0
Total debt[1]	153,821.7	120,936.6	32,885.1
Current portion of lease liabilities	1,486.3	1,257.8	228.5
Long-term lease liabilities, net of current portion	8,593.0	8,105.8	487.2
Total lease liabilities	10,079.3	9,363.6	715.7
Current portion of other notes payable	-	1,324.1	(1,324.1)
Total other notes payable	-	1,324.1	(1,324.1)
Total debt, lease liabilities and other notes payable	163,901.0	131,624.3	32,276.7
1 As of June 30, 2020 and December 31, 2019, total debt is presented net of finance costs in the amount of Ps.1,427.6 million and Ps.1,441.6 million, respectively.

As of June 30, 2020, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.109,037.5 million. As of June 30, 2020, the non-current investments in financial instruments amounted to an aggregate of Ps.9,381.7 million.

On June 19, 2020 Standard & Poor´s Global Ratings ratified the BBB+ ratings for the Company and on June 24, 2020 Fitch Ratings also ratified the BBB+ ratings for the Company.

Radiópolis

On July 2, 2020, we concluded the sale of our 50% equity stake in Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) in the amount of Ps.1,248 million, of which Ps.713.4 million were paid in cash by the acquirer in the first half of 2020, and received the payment of a dividend from Radiópolis in the amount of Ps.285.6 million. As of June 30, 2020, the consolidated net assets of Radiópolis were presented as current assets and liabilities held for sale in our consolidated statement of financial position.

Shares Outstanding

As of June 30, 2020 and December 31, 2019, our shares outstanding amounted to 329,940.8 million and 337,244.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,820.0 million and 2,882.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2020 and December 31, 2019, the GDS (Global Depositary Shares) equivalents outstanding amounted to 564.0 million and 576.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During second quarter 2020, the Organization of American States extended its recognition to Televisa for implementing a social responsibility campaign due to the contingency derived from the COVID-19 outbreak.

In addition, the Company was selected as a constituent of the S&P/BMV Total Mexico ESG Index, recently launched by S&P Dow Jones and the Mexican Stock Exchange.

Furthermore, Televisa was nominated by the 2020 Latin American Sustainable Leaders Agenda (ALAS20) initiative as "Leading Company in Sustainability" and "Leading Company in Corporate Governance”.

COVID-19 Impact

The COVID-19 pandemic has affected our business, financial position and results of operations for the quarter ended June 30, 2020, and it is currently difficult to predict the degree of the impact on the third quarter and the remainder of 2020.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.

While the pandemic has evolved and some parts of Mexico have started to resume activities partially, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended June 30, 2020, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner. The Mexican Government has established a plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. To this date, most of the country’s states are on phase red or orange, meaning most of non-essential economic activities remain closed or, in the case of orange, open with strict limitations. Furthermore, federal and local governments have also established guidelines for businesses re-openings, which may be burdensome or expensive to implement.  Media and telecommunications are not included in the suspension as they are considered essential economic activities. We have continued operating our essential businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, while also promoting the “stay at home” policy whenever possible, in order to take safety and cautionary measures for our employees. To date, our "Stay at home with Televisa" campaign, which promotes serenity, entertainment and social cohesion among audiences and brands, has reached 46 million people.

As described above, our Content business faced a significant reduction in the demand for advertising during the quarter ended June 30, 2020 and may continue to be affected by the reduction in the level of economic activity in the jurisdictions in which our customers are located. We are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce, postpone or, in a few cases, eliminate their advertisement spending on our platforms. We have recently re-started our production of new content following the requirements and health guidelines imposed by the Mexican Government.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, were suspended for most of the quarter ended June 30, 2020, but some of them have recently started to operate again. Moreover, during the quarter ended June 30, 2020, most of our non-essential businesses, including casinos, were closed. When local authorities start to approve the re-opening of these venues in the cities where we operate, rules will be enacted which may include capacity and operating hours restrictions; these may affect the results of our Other Businesses segment in the following months.  As of this date, just one of our casinos has re-started operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2019, which are available on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature- film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Carlos Madrazo. VP, Head of Investor Relations / cmadrazov@televisa.com.mx
Santiago Casado. Investor Relations Director. / scasado@televisa.com.mx

Media Relations:

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Millions of Mexican Pesos)

	June 30,		December 31,
	2020		2019
ASSETS	(Unaudited)		(Audited)[1]

Current assets:
Cash and cash equivalents	Ps.	45,481.8	Ps.	27,452.3
Trade notes and accounts receivable, net		22,927.1		14,486.2
Other accounts and notes receivable, net		11,843.6		10,692.9
Derivative financial instruments		1,438.7		1.7
Due from related parties		769.9		814.4
Transmission rights and programming		6,259.0		6,479.3
Inventories		1,290.8		1,151.4
Contract costs		1,397.1		1,379.4
Assets held for sale		1,675.1		1,675.4
Other current assets		4,641.5		3,298.1
Total current assets		97,724.6		67,431.1

Non-current assets:
Derivative financial instruments		25.8		2.9
Transmission rights and programming		8,080.4		7,901.6
Investments in financial instruments		29,658.6		44,265.9
Investments in associates and joint ventures		6,453.9		9,762.4
Property, plant and equipment, net		82,897.0		83,329.2
Right-of-use assets		7,165.8		7,553.1
Intangible assets, net		42,949.3		43,329.0
Deferred income tax assets		31,840.1		24,185.1
Contract costs		2,642.5		2,311.8
Other assets		203.4		271.8
Total non-current assets		211,916.8		222,912.8
Total assets	Ps.	309,641.4	Ps.	290,343.9

1 Our 40% equity interest in OCEN in the amount of Ps.694.0 million as of December 31, 2019, was previously reported as part of current assets held for sale, and has been classified to investments in associates and joint ventures as of that date to conform with the presentation of this investment as of June 30, 2020.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2020 AND DECEMBER 31, 2019
(Millions of Mexican Pesos)

	June 30,		December 31,
	2020		2019
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	617.0	Ps.	491.9
Interest payable		2,315.6		1,943.9
Current portion of lease liabilities		1,486.3		1,257.8
Current portion of other notes payable		-		1,324.1
Derivative financial instruments		-		568.8
Trade accounts payable and accrued expenses		26,453.8		20,909.7
Customer deposits and advances		13,333.7		5,779.8
Other advances related to the Radiopolis' sale		713.4		-
Income taxes payable		1,718.6		2,470.2
Other taxes payable		4,292.8		3,448.0
Employee benefits		1,123.5		911.9
Due to related parties		433.9		644.2
Liabilities related to assets held for sale		374.6		432.8
Other current liabilities		2,449.6		2,202.9
Total current liabilities		55,312.8		42,386.0
Non-current liabilities:
Long-term debt, net of current portion		153,204.7		120,444.7
Lease liabilities, net of current portion		8,593.0		8,105.8
Derivative financial instruments		1,493.7		346.6
Income taxes payable		753.8		1,759.7
Deferred income tax liabilities		2,925.9		7,052.2
Post-employment benefits		1,531.9		1,468.1
Other long-term liabilities		3,101.8		3,376.6
Total non-current liabilities		171,604.8		142,553.7
Total liabilities		226,917.6		184,939.7

EQUITY
Capital stock		4,907.8		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,797.6		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		80,374.3		75,666.1
Net (loss) income for the period		(7,912.4)		4,626.1
		74,600.9		82,431.2
Accumulated other comprehensive (loss) income, net		(14,805.2)		1,320.4
Shares repurchased		(13,904.3)		(14,018.8)
		45,891.4		69,732.8
Equity attributable to stockholders of the Company		66,689.0		90,530.4
Non-controlling interests		16,034.8		14,873.8
Total equity		82,723.8		105,404.2
Total liabilities and equity	Ps.	309,641.4	Ps.	290,343.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
	2020		2019		2020		2019
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	22,407.2	Ps.	24,307.6	Ps.	45,635.9	Ps.	47,702.8
Cost of sales		13,941.8		13,815.4		27,679.8		27,079.4
Selling expenses		2,538.4		2,782.6		5,256.4		5,546.9
Administrative expenses		2,940.3		3,316.6		6,571.3		7,024.2
Income before other expense		2,986.7		4,393.0		6,128.4		8,052.3
Other expense, net		(293.5)		(283.0)		(8.6)		(471.9)
Operating income		2,693.2		4,110.0		6,119.8		7,580.4
Finance expense		(2,891.9)		(2,942.5)		(11,663.5)		(5,652.1)
Finance income		2,803.0		674.0		2,867.0		1,109.5
Finance expense, net		(88.9)		(2,268.5)		(8,796.5)		(4,542.6)
Share of income (loss) of associates and joint ventures, net		137.6		163.8		(5,211.0)		329.6
Income (loss) before income taxes		2,741.9		2,005.3		(7,887.7)		3,367.4
Income taxes (expense) benefits		(752.5)		(741.9)		973.4		(1,245.9)
Net income (loss)	Ps.	1,989.4	Ps.	1,263.4	Ps.	(6,914.3)	Ps.	2,121.5

Net income (loss) attributable to:
Stockholders of the Company	Ps.	1,739.5	Ps.	919.1	Ps.	(7,912.4)	Ps.	1,460.8
Non-controlling interests		249.9		344.3		998.1		660.7
Net income (loss)	Ps.	1,989.4	Ps.	1,263.4	Ps.	(6,914.3)	Ps.	2,121.5

Basic earnings (loss) per CPO attributable to stockholders of the Company	Ps.	0.61	Ps.	0.32	Ps.	(2.78)	Ps.	0.51

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 10, 2020	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel